ธนาคารกรุงเทพ
Bangkok Bank


05007453


RECEIVED
APR 20 2005
183

April 15, 2005

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

We are pleased to enclose herewith a copy of the resolutions approved by the 12th Ordinary Shareholders' Meeting held by Bangkok Bank Public Company Limited on April 12, 2005 that has been advised to the Stock Exchange of Thailand.

Please contact me if you have any questions.

With best regards,

Yours sincerely,
Bangkok Bank Public Company Limited

PROCESSED
MAY 02 2005
THOMSON FINANCIAL

Kulathida Sivayathorn
Executive Vice President

Enc.

ธนาคารกรุงเทพ จำกัด (มหาชน) (บมจ.111)
333 ถนนสีลม บางรัก กรุงเทพฯ 10500 โทรศัพท์ 0 2230 1384 โทรสาร 0 2231 4890
Bangkok Bank Public Company Limited (Bor. Mor. Jor. 111)
333 Silom Road Bangrak Bangkok 10500 Thailand Tel (66) 2230 1384 Fax (66) 2231 4890



Bangkok Bank

Ref : SSD/REG. 463/2005 April 12, 2005



Re : Resolutions of the shareholders' meeting

To : President
The Stock Exchange of Thailand

The 12th ordinary shareholders' meeting of Bangkok Bank Public Company Limited (the "Bank") convened on April 12, 2005 between 04.15 p.m. and 05.45 p.m. at the Bank's auditorium on the 30th floor of the Head Office, 333 Silom Road, Silom Sub-district, Bangrak District, Bangkok, passed the following resolutions:

(1) Approved the minutes of the 11th ordinary shareholders' meeting held on April 9, 2004.

(2) Acknowledged the report on the results of operations for the year 2004.

(3) Acknowledged the report of the Audit Committee.

(4) Approved the balance sheet and income statement for the year 2004.

(5) Approved the appropriation of the profit and payment of dividend for the operating result of the year 2004 as follows:

1. The dividend be paid for the operating result of the year 2004 at the rate of Baht 1.75 per ordinary share, totaling Baht 3,340,244,668.25, a part of which had been paid as interim dividend at the rate of Baht 0.75 per share on November 19, 2004, and the remaining amount be paid on May 12, 2005 at the rate of Baht 1.00 per share to the shareholders whose names appear on the date the share register book is closed for the purpose of ascertaining entitlement to dividend which is April 27, 2005 at 12.00 hrs.

   In respect of the 131,655 shares of the Class A preferred shares, the dividend is paid according to the terms and conditions specified in the prospectus of the Class A preferred shares, offered simultaneously with the Group 1 Subordinated Bonds, being a part of the Bank's Capital Augmented Preferred Securities (CAPS), which stipulates that in the year that the Bank makes a dividend payment to the shareholders of ordinary shares, it is required to make a dividend payment to the shareholders of the Class A preferred share at the rate equal to the amount of interest on the Group 1 Subordinated Bonds which are not paid on each due date, and that an additional dividend be paid at the rate of Baht 1.00 per share. The Bank has already made the interim dividend payment to the shareholders of preferred shares on November 19, 2004 in the amount of Baht 21,750,127.40 with an additional amount of Baht 131,655.00 or at the rate of Baht 1.00 per share, totaling Baht 21,881,782.40, being the full dividend payment according to the terms and conditions specified in the prospectus.

2. The appropriation of the profit for the operating result of the year 2004 as a legal reserve in the total amount of Baht 6,000,000,000.00, being the appropriation of profit for the period of January – June 2004 amounting to Baht 1,000,000,000.00 and for the period of July – December 2004 amounting to Baht 1,000,000,000.00 (which have already been made as per the financial statements for the year ended December 31, 2004) and as additional legal reserve in the amount of Baht 4,000,000,000.00.

3. The appropriation of the profit for the operating result of the year 2004 as other reserves in the total amount of Baht 8,500,000,000.00, being the appropriation of profit for the period of January – June 2004 amounting to Baht 5,000,000,000.00 (which has already made as per the financial statements for the year ended December 31, 2004) and for the period of July – December 2004 amounting to Baht 3,500,000,000.00.

(6) Re-elected Mr. Kovit Poshyananda, Admiral Prachet Siridej, Mr. Kanung Luchai, Mr. Teera Aphaiwongse, Mr. Vira Ramyarupa, and Mr. Singh Tangtatswas as the Bank's directors.

(7) Appointed Mr. Niti Jungnitnirundr, certified public accountant registration no. 3809, and/or Miss Chongchitt Leekbhai, certified public accountant registration no. 2649, and/or Mr. Permsak Jerajakwattana, certified public accountant registration no. 3427, all of Deloitte Touche Tohmatsu Jaiyos, as the Bank's auditors with the remuneration in the amount of Baht 7,258,000.

(8) Approved the following amendment of Clause 4 of the Bank's Memorandum of Association to correspond with the number of ordinary shares and preferred shares that had been changed as a result of the conversion of 213,345 of Class A preferred shares into 213,345 ordinary shares owing to the redemption of 213,345 units of the Bank's Subordinated Debentures cum Preferred Shares which is a part of Capital Augmented Preferred Securities (CAPS) on April 2, 2004:

"The registered capital of the Company is Forty Billion (40,000,000,000) Baht, divided into Four Billion (4,000,000,000) shares at a par value of Ten (10) Baht each, comprising Three Billion Nine Hundred Ninety-Eight Million Two Hundred Thirteen Thousand and Three Hundred Forty Five (3,998,213,345) ordinary shares, and One Million Seven Hundred Eighty-Six Thousand and Six Hundred Fifty Five (1,786,655) preference shares."

(9) Approved the reconsideration and cancellation of the previous resolutions regarding the allocation of shares and issuance of various types of the Bank's securities and approved the following allocation of shares and issuance of various types of securities:

1. Allocation of shares as follows:
   1.1 Allocation of 1,339,502,106 ordinary shares as follows:
      1.1.1 Allocation of 459,502,106 ordinary shares for offer and sale to the general public (as well as the securities company licensed to carry on securities underwriting business which has been appointed as underwriter of the Bank's shares and entrusted with the duty to procure over-allotment shares as defined in the relevant notification of the Securities and Exchange Commission), including the existing shareholders and the beneficial owners of the shares held by custodians or by any other similar arrangements ("Beneficial Owners").

      In the case where there are ordinary shares remaining after such offer for sale, the Board of Directors or the Executive Board of Directors or any person designated by either of them shall be empowered to allocate such remaining shares to institutional investors or investors with specific characteristics as defined in the Notification of the Securities and Exchange Commission and/or any or several of the existing shareholder(s) and/or director(s) and employee(s) of the Bank as appropriate.

1.1.2 Allocation of 440,000,000 ordinary shares for offer and sale to institutional investors or investors with specific characteristics as defined in the Notification of the Securities and Exchange Commission.

In the case where there are ordinary shares remaining after such offer for sale, the Board of Directors or the Executive Board of Directors or any person designated by either of them shall be empowered to allocate such remaining shares to any or several of the existing shareholder(s) and/or director(s) and employee(s) of the Bank as appropriate.

1.1.3 Allocation of 440,000,000 ordinary shares for offer and sale to the existing shareholders and the Beneficial Owners in proportion to their shareholdings.

In the case where there are ordinary shares remaining after such offer for sale, the Board of Directors or the Executive Board of Directors or any person designated by either of them shall be empowered to allocate such remaining shares to any or several of the existing shareholder(s) and/or director(s) and employee(s) of the Bank as appropriate.

1.2 Allocation of 1,655,000 preferred shares as follows:

1.2.1 Allocation of 655,000 Class A preferred shares which are to be offered and sold in domestic markets and/or in foreign markets to institutional investors or investors with specific characteristics as defined in the Notification of the Securities and Exchange Commission, and which may be offered and sold in conjunction with subordinated bonds.

1.2.2 Allocation of 1,000,000 Class B preferred shares which are to be offered and sold in domestic markets and/or in foreign markets to institutional investors or investors with specific characteristics as defined in the Notification of the Securities and Exchange Commission, and which may be offered and sold in conjunction with subordinated bonds and/or unsubordinated bonds and/or subordinated convertible bonds and/or convertible bonds.

The Bank may issue the shares for offer and sale as mentioned in Sub-clauses 1.1 and 1.2 above in foreign and/or domestic markets in their whole amount in one issue or in several issues at different times, provided that the offering price determined for the offer and sale shall not be lower than 80 percent of the market price of the Bank's shares, except where they are offered for sale to existing shareholders or the Beneficial Owners in proportion to the number of shares then held by each of them or in the cases falling under exemptions as prescribed in the relevant notification of the Securities and Exchange Commission, and the market price shall be calculated from the weighted average price or the average closing price of the trading of the Bank's shares. The Board of Directors or Executive Board of Directors shall be empowered to consider the number of shares to be allocated each time, and the Board of Directors or Executive Board of Directors or any person designated by either of them shall be empowered to consider and prescribe terms and conditions and details relating to each allocation of the shares and to determine the period for calculation of market price as well as determine the offering price, offering method, subscription and payment period, procedures, conditions and other related details as appropriate for the benefit of the Bank and subject to the condition

that the Bank must obtain prior approval from relevant authorities for the issuance of such shares.

The Board of Directors or Executive Board of Directors or any person designated by either of them shall be empowered to consider, select and appoint financial advisors and/or lead managers and/or underwriters for such shares, and to enter into, execute, amend, negotiate any agreements and/or documents with relevant parties, and to provide or submit any information, document or evidence to the Bank of Thailand, the Office of Securities and Exchange Commission, the Stock Exchange of Thailand, the Ministry of Commerce and/or other related authorities.

The Board of Directors or Executive Board of Directors or any person designated by either of them shall have discretion and authority not to allocate the ordinary shares to any share subscriber to the extent that the allocation to such person may result in the violation by the Bank of any laws, rules and regulations in Thailand or foreign countries or such allocation may require the approval or registration for offer and sale of those shares in Thailand or foreign countries. For the latter, the allocation may however be made to such person if the Bank is exempted from applying for the approval and from registration for offer and sale of those shares in question. The Board of Directors or Executive Board of Directors or any person designated by either of them shall also be empowered to request for any change of or waiver for holding of ordinary shares in excess of the limit set forth by the act on commercial banking and/or other relevant laws.

2. Allocation of 50,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds issued and offered for sale by the Bank in 1999 pursuant to the resolution of the 6th ordinary shareholders' meeting held on March 18, 1999 as part of the offer and sale of the Capital Augmented Preferred Securities by the Bank.

3. Issuance of subordinated bonds and/or unsubordinated bonds and/or perpetual bonds (both subordinated and unsubordinated) and/or subordinated convertible bonds (together the "Bonds") by the Bank in the amount not exceeding US$ 3,000,000,000 or its equivalent in other currencies to be offered for sale in foreign markets and/or in domestic markets to the general public and/or institutional investors or investors with specific characteristics as defined in the Notification of the Securities and Exchange Commission. The Bank may issue different types of Bonds in one issue simultaneously or in several issues at different times. The subordinated bonds and/or unsubordinated bonds excluding the perpetual bonds shall have a maturity of not exceeding 100 years. The subordinated convertible bonds and/or convertible bonds shall have a maturity of not exceeding 30 years and the amount of not exceeding US$ 1,000,000,000 or its equivalent in other currencies.

   The Bank may be granted the right to redeem the Bonds prior to their maturities, and/or the bondholders may be granted the right to call the Bank to redeem the Bonds prior to their maturities, depending on the terms and conditions of each issue.

   The Board of Directors or Executive Board of Directors shall be empowered to consider the person to whom the Bonds will be offered for sale and the number of Bonds to be issued each time, and the Board of Directors or Executive Board of Directors or any person designated by either of them shall be empowered to consider and prescribe terms and conditions and details relating to the Bonds, such as, denomination, interest rate, redemption period,

offering price, conversion price, conversion period, expiry date for the exercise of the conversion right, reasons for the issuance of new shares to be reserved for the exercise of conversion right, method for allocation of the convertible bonds, etc., including procedures and details relating to the offer and offering method of the Bonds as appropriate, taking into account the prevailing market condition at the time of issue, and to consider, select and appoint financial advisors and/or lead managers and/or underwriters for such Bonds, and to enter into various agreements relating to the issue and offer of such Bonds with relevant parties as necessary according to the laws, rules, regulations and customary practices of relevant authorities for the benefit of the Bank and subject to the condition that the Bank must obtain prior approval from relevant authorities for the issuance of the Bonds.

4. Allocation of 500,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds and/or convertible bonds as proposed for consideration under Clause 3 above.
   The allocation of ordinary shares under this Clause will affect the shareholding proportion of shareholders because of the dilution effect upon the exercise of the conversion right by holder of such bonds.

5. Issuance of up to 200,000,000 units of warrants with the right to purchase ordinary shares with a maturity of not exceeding 10 years to be offered and sold in foreign and/or domestic markets to the general public, including the existing shareholders and the Beneficial Owners of the shares held by custodians or by any other similar arrangements and/or to institutional investors or investors with specific characteristics as defined in the Notification of the Securities and Exchange Commission. The Bank may issue and offer for sale the warrants in their whole amount in one issue or in several issues at different times.
   The Board of Directors or Executive Board of Directors shall be empowered to consider the person to whom the warrants will be offered and the number of warrants to be issued each time, and the Board of Directors or Executive Board of Directors or any person designated by either of them shall be empowered to consider and prescribe terms and conditions and details relating to the warrants, such as, exercise period, exercise price, offering price, right to purchase ordinary shares per unit, expiry date for the exercise of the right, reasons for the issuance of new shares to be reserved for the exercise of the right to purchase ordinary shares, method for allocation of warrants with the right to purchase ordinary shares, etc., including procedures and details relating to the offer and offering method of the warrants as appropriate, taking into account the prevailing market condition at the time of issue, and to consider, select and appoint financial advisors and/or lead managers and/or underwriters for such warrants, and to enter into various agreements relating to the issue and offer of such warrants with relevant parties as necessary according to the laws, rules, regulations and customary practices of relevant authorities for the benefit of the Bank and subject to the condition that the Bank must obtain prior approval from relevant authorities for the issuance of the warrants.

6. Allocation of 200,000,000 ordinary shares to be reserved for the exercise of the right to purchase ordinary shares by holders of warrants as proposed for consideration under Clause 5 above.
   The allocation of ordinary shares under this Clause will affect the shareholding proportion of shareholders because of the dilution effect upon the exercise of the right to purchase ordinary shares by holder of such warrants.

Please be advised accordingly.

Yours faithfully,
Bangkok Bank Public Company Limited



(Mr. Chartsiri Sophonpanich)
President